


DSTRBRPT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
ASIAN DEVELOPMENT BANK

In respect of the issue of the ADB's
N.Z.$350,000,000
3.50 per cent. Notes due 30 May 2024
(to be consolidated, form a single series and be fungible with the N.Z.$250,000,000 3.50 per cent. Notes due 30 May 2024 issued on 30 May 2017)

Series No. NZD-007-01-1

(under the N.Z.$5,000,000,000 Domestic Medium Term Note Programme)

Filed pursuant to Rule 3 of Regulation AD
Dated: 26 July 2017

The following information is filed pursuant to Rule 3 of Regulation AD in respect of the issue of N.Z.$350,000,000 principal amount of 3.50 per cent. Notes due 30 May 2024 (Series No. NZD-007-01-1) (the "Notes") (to be consolidated, form a single series and be fungible with the N.Z.$250,000,000 3.50 per cent. Notes due 30 May 2024 issued on 30 May 2017) of the Asian Development Bank (the "ADB") under its N.Z.$5,000,000,000 Domestic Medium-Term Note Programme (the "Programme"). Certain information specified in Schedule A to Regulation AD is not available at the date of this report, but when available, will be filed as promptly as possible.

Item 1. Description of Obligations

The terms and conditions of the Notes are set forth in the Information Memorandum for the Programme dated 27 January 2010 (the "Information Memorandum"), previously filed under a report of the ADB dated 27 January 2010, and in the Pricing Supplement relating to the Notes dated 26 July 2017 (the "Pricing Supplement"), which is filed herewith. Certain other information about the ADB is provided in the form of an Information Statement, the latest version of which, dated 25 April 2017, was filed under a report of the ADB dated 25 April 2017.

The registrar and paying agent of the ADB with respect to the Notes is Computershare Investor Services Limited, Level 2, 159 Hurstmere Road, Takapuna, Auckland 0622, New Zealand.

Item 2. Distribution of Obligations

See the Information Memorandum, pages ii to iii and 47 to 50, and the Pricing Supplement.

As of 26 July 2017, the ADB entered into a Subscription Agreement, filed herewith, with ANZ Bank New Zealand Limited, Bank of New Zealand and The Toronto-Dominion Bank (together, the "Dealers"), pursuant to which ADB has agreed to issue, and the Dealers have severally but not jointly agreed to purchase, a principal amount of the Notes aggregating N.Z.$350,000,000 for an issue price of 100.165895 per cent., plus N.Z.$1,963,994.57 on account of accrued interest for 59 days from and including 30 May 2017 to but excluding 28 July 2017 (the "Issue Date"), less an underwriting fee of 0.181271 per cent. of the principal amount. For the avoidance of doubt, the aggregate purchase price after the above adjustment shall be N.Z.$351,910,178.57. The Notes will be offered for sale subject to issuance and acceptance by the Dealers and subject to prior sale. It is expected that the delivery of the Notes will be made on or about 28 July 2017. The Dealers propose to offer all the Notes to the public at the public offering price of 100.165895 per cent. plus N.Z.$1,963,994.57 on account of accrued interest for 59 days from and including 30 May 2017 to but excluding the Issue Date. The respective principal amounts of the Notes that each of the Dealers commits to underwrite are set forth opposite their names below:

Name	Principal Amount
ANZ Bank New Zealand Limited	N.Z.$ 116,666,666.67
Bank of New Zealand	N.Z.$ 116,666,666.67
The Toronto-Dominion Bank	N.Z.$ 116,666,666.66
Total	N.Z.$350,000,000

Item 3. Distribution Spread

See the Pricing Supplement, page 2, and the Subscription Agreement.

	Price to the Public*	Commissions and Concessions	Proceeds to ADB*
Per Unit	100.165895%	0.181271%	99.984624 %
Total in N.Z.$	N.Z.$350,580,632.50	N.Z.$634,448.50	N.Z.$349,946,184.00

*Plus N.Z.$1,963,994.57 on account of accrued interest for 59 days from and including 30 May 2017 to but excluding the Issue Date.

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers
See Item 3.

Item 5. Other Expenses of Distribution

Item	Amount
Legal Fees..	$11,200*

* Asterisk indicates that the expense itemized above is an estimate.

Item 6. Application of Proceeds

See the Information Memorandum, page 1.

Item 7. Exhibits

(a) (i) Information Memorandum in relation to the Programme dated 27 January 2010, previously filed under a report of the ADB dated 27 January 2010.

(ii) Pricing Supplement dated 26 July 2017.

(b) Copy of an opinion of counsel as to the legality of the Notes (to be filed at a later date).

(c) (i) Programme Agreement relating to the issuance of Notes by the ADB under the Programme dated as of 27 January 2010, previously filed under a report of the ADB dated 27 January 2010.

(ii) Note Deed Poll relating to the issuance of Notes by the ADB under the Programme dated 27 January 2010, previously filed under a report of the ADB dated 27 January 2010.

(iii) Subscription Agreement dated 26 July 2017.

(iv) Registrar and Paying Agency Agreement in relation to the Programme dated 27 January 2010, previously filed under a report of the ADB dated 27 January 2010.

(d) (i) Information Statement dated 25 April 2017, previously filed under a report of the ADB dated 25 April 2017.

(ii) Information Memorandum and Pricing Supplement (see (a) above).

Pricing Supplement

Series No.: NZD-007-01-1

Tranche No.: 2



ASIAN DEVELOPMENT BANK

N.Z.$5,000,000,000 Domestic Medium-Term Note Programme

Issue of

N.Z.$350,000,000 3.50 per cent. Notes due 30 May 2024

(to be consolidated, form a single series and be fungible with the N.Z.$250,000,000 3.50 per cent. Notes due 30 May 2024 issued on 30 May 2017)

This Pricing Supplement (as referred to in the Information Memorandum dated 27 January 2010 and Deed Poll dated 27 January 2010 in relation to the above Programme) relates to the Tranche of Notes referred to above. The particulars to be specified in relation to such Tranche are as follows.

The Issuer is not a registered bank in New Zealand pursuant to the Reserve Bank of New Zealand Act 1989. The Notes are not the obligations of any government and, in particular, are not guaranteed by the Government of New Zealand.

This Pricing Supplement should be read in conjunction with the Conditions of the Notes as set out in the Information Memorandum.

1	Description of Notes:	Fixed Rate Notes
2	Issuer:	Asian Development Bank
3	Lead Managers and Dealers:	ANZ Bank New Zealand Limited Bank of New Zealand The Toronto-Dominion Bank
4	Registrar and Paying Agent:	Computershare Investor Services Limited
5	Type of Issue:	Underwritten sale

6	Currency:	
	(a) of Denomination	New Zealand dollars (N.Z.$)
	(b) of payment	N.Z.$
7	Aggregate principal amount of Tranche:	N.Z.$350,000,000
8	If interchangeable with existing Series:	The Notes are to be consolidated, form a single series and be fungible with the N.Z.$250,000,000 3.50 per cent. Notes due 30 May 2024 issued on 30 May 2017
9	Issue Date:	28 July 2017
10	Issue Price:	100.165895 per cent. of the aggregate principal amount of the Tranche plus N.Z.$1,963,994.57 accrued interest from and including 30 May 2017 to but excluding the Issue Date
11	Denomination(s):	(a) Outside New Zealand, N.Z.$1,000 and integral multiples thereof, and (b) within New Zealand, N.Z.$100,000 and multiples of N.Z.$1,000 thereafter, subject to the requirement that the amount payable by each person who subscribes for the Notes must be at least N.Z.$750,000
12	Rating:	
	Programme Rating:	As at the date of this Pricing Supplement, the Programme has been rated AAA by S&P Global Ratings, a division of S&P Global Inc. (formerly Standard & Poor's Ratings Services, a division of the McGraw-Hill Companies, Inc.), AAA by Fitch, Inc. and Aaa by Moody's Investors Service, Inc.
	Notes Rating:	As at the date of this Pricing Supplement, the Notes have been rated AAA by S&P Global Ratings, a division of S&P Global Inc., AAA by Fitch, Inc. and Aaa by Moody's Investors Service, Inc.
13	Business Day:	Wellington and Auckland
14	If the Notes are Fixed Rate Notes:	Condition 6 shall apply
	Fixed coupon amount:	The amount of interest payable to each Noteholder will be calculated by applying the Interest Rate to the outstanding nominal amount held by that Noteholder, multiplying such sum by the Day Count Fraction, and rounding the resultant figure to the nearest sub-unit being rounded upwards or otherwise in accordance with the applicable market convention. The Interest Rate is fixed and will remain the same from the Issue Date until the Maturity Date.
	Interest Rate:	3.50 per cent. per annum payable semi-annually in arrear

	Interest Commencement Date, if not the Issue Date:	30 May 2017
	Interest Payment Dates:	30 May and 30 November in each year, beginning 30 November 2017, up to and including the Maturity Date
	Interest Period End Dates:	30 May and 30 November in each year, beginning 30 November 2017, up to and including the Maturity Date, with no adjustment
	Business Day Convention:	
	(a) for Interest Payment Dates:	Following
	(b) for Maturity Date:	Following
	(c) for Interest Period End Dates:	No adjustment
	(d) for any other dates:	Following
	Day Count Fraction:	NZ Govt Bond Basis
15	Redemption Amount:	Redemption at par
16	Early Redemption Amount:	Not applicable
17	Early Redemption Date (Call):	Not applicable
18	Early Redemption Date (Put):	Not applicable
19	Maturity Date:	30 May 2024
20	Record Date:	10 calendar days before the relevant Interest Payment Date or, if not a Business Day, the immediately preceding Business Day
21	Listing:	Not applicable
22	Any Clearing System other than the NZClear System:	Euroclear and Clearstream
23	ISIN:	NZADBDT007C4
24	Common Code:	162303058
25	Modification to selling restrictions:	The New Zealand selling restriction set out in clause 2 of Schedule 5 of the Programme Agreement is changed for the purpose of clause 7.4 of the Programme Agreement as set out in the Schedule to this Pricing Supplement. For the purposes of paragraph (a) of the section of the Information Memorandum entitled "Documents Incorporated by Reference", the statements in the section of the Information Memorandum entitled "Selling Restrictions – New Zealand" are amended and supplemented as set out in the Schedule to this Pricing Supplement.

26 Recent Developments:

On 6 May 2017, ADB's Board of Governors approved the following with respect to its 2016 reported net loss of U.S.$11.2 million after appropriation of guarantee fees to the special reserve:

a. U.S.$14.6 million, representing the adjustment to the loan loss reserve as of 31 December 2016, be added from the net income to the loan loss reserve;

b. U.S.$513.9 million, representing the ASC 815/825 adjustments and the unrealized portion of net income from equity investments accounted for under the equity method, for the year ended 31 December 2016, be added from the cumulative revaluation adjustments account;

c. U.S.$123.7 million be allocated to the ordinary reserve;

d. U.S.$259.4 million be allocated to the Asian Development Fund;

e. U.S.$60.0 million be allocated to the Technical Assistance Special Fund;

f. U.S.$20.0 million be allocated to the Asia Pacific Disaster Response Fund;

g. U.S.$15.0 million be allocated to the Climate Change Fund; and

h. U.S.$10.0 million be allocated to the Regional Cooperation and Integration Fund.

CONFIRMED

ASIAN DEVELOPMENT BANK

By: ....

Name: Maria A. Lomotan
Title: Assistant Treasurer
Date: 26 July 2017

Schedule – New Zealand selling restriction

The Notes must not be offered for sale or subscription in New Zealand in breach of the Financial Markets Conduct Act 2013 (the **FMC Act (N.Z.)**). Notes may not be offered or sold except in compliance with all applicable laws and regulations in any jurisdiction in which they are offered, sold or delivered. No offering document in respect of any Notes may be published, delivered, or distributed in or from any country or jurisdiction except under the circumstances that will result in compliance with all applicable laws and regulations. The Issuer does not intend that the Notes be offered for sale or subscription in New Zealand as a "regulated offer" within the meaning of the FMC Act (N.Z.). Accordingly, no product disclosure statement has been prepared or will be lodged in terms of the FMC Act (N.Z.), and no person may, directly or indirectly, subscribe for, offer, sell, transfer, deliver or distribute any Information Memorandum, information, advertisement or other offering material relating to the Notes, in breach of the FMC Act (N.Z.).

Each Dealer has represented and agreed, and each further Dealer appointed under the Programme will be required to represent and agree, that:

(A) it has not offered, sold or transferred, and will not offer, sell or transfer, directly or indirectly, any Notes; and

(B) it has not distributed, and will not distribute, directly or indirectly, the Information Memorandum, the relevant Pricing Supplement, any other offering memorandum or document or any advertisement in relation to any offer of the Notes,

in each case in New Zealand, other than:

(a) to persons who are "wholesale investors" within the meaning of clause 3(2)(a), (c) or (d) or 3(3)(b) of Schedule 1 to the FMC Act (N.Z.), being persons who fall within one or more of the following categories of "wholesale investor":

(i) a person who is required to pay a minimum subscription price of at least N.Z.$750,000 for the Notes (disregarding any amount lent by the offeror, the Issuer or any associated person of the offeror or the Issuer) before the issue, sale or transfer of those Notes; or

(ii) a person who is:

(A) an "investment business";

(B) "large"; or

(C) a "government agency",

in each case, as defined in Schedule 1 to the FMC Act (N.Z.); or

(b) in other circumstances where there is no contravention of the FMC Act (N.Z.) (provided that Notes may not be offered, sold or transferred to any person that is a "wholesale investor" under the FMC Act (N.Z.) solely because that person is an "eligible investor" (as defined in clause 41 of Schedule 1 of the FMC Act (N.Z.)) or that person meets the investment activity criteria specified in clause 38 of Schedule 1 of the FMC Act (N.Z.)).

In addition, each Dealer will be required to represent and agree that Notes may only be transferred to persons who hold a certificate of exemption from resident withholding tax in New Zealand, a copy of which has been submitted to the Registrar.

Subscription Agreement

in relation to the

N.Z.$350,000,000 3.50 per cent. Notes due 30 May 2024

(to be consolidated, form a single series and be fungible with the N.Z.$250,000,000 3.50 per cent. Notes due 30 May 2024 issued on 30 May 2017)

Series No. NZD-007-01-1, Tranche No. 2

Issued under the N.Z.$5,000,000,000 Domestic Medium-Term Note Programme

Asian Development Bank

Issuer

and

ANZ Bank New Zealand Limited, Bank of New Zealand and The Toronto-Dominion Bank

each, a Dealer and a joint Lead Manager

Date 26 July 2017

This **Agreement** is made on 26 July 2017

between (1) Asian Development Bank (the **Issuer**)

and (2) ANZ Bank New Zealand Limited, Bank of New Zealand and The Toronto-Dominion Bank (each, a **Dealer** and a joint **Lead Manager**).

1. Interpretation

1.1 Interpretation and definitions

The "Interpretation" clause of the Programme Agreement applies to this Agreement as if it were fully set out in this Agreement. However, the following terms have the following meanings, unless the context otherwise requires:

Agency Agreement means the Registrar and Payment Agency Agreement between the Issuer and the Registrar dated 27 January 2010.

ANZ means ANZ Bank New Zealand Limited.

BNZ means Bank of New Zealand.

Issue Date has the meaning given in clause 4.1.

Issue Notice means the document so entitled between the Registrar and the Issuer dated on or about the date of this Agreement.

Notes means the notes to be subscribed under this Agreement.

NZClear System means the system operated by the Reserve Bank of New Zealand for holding securities and electronic recording and settling of transactions in those securities between members of the system (formerly known, and referred to in the Programme Agreement, as the Austraclear New Zealand System).

Pricing Supplement has the meaning given in clause 4.2.

Programme Agreement means the programme agreement dated 27 January 2010 in relation to the N.Z.$5,000,000,000 New Zealand Domestic Medium-Term Note Programme of the Issuer.

Purchase Price means, in respect of a Note, the purchase price of that Note set out in clause 4.1.

TD Bank means The Toronto-Dominion Bank.

1.2 Inconsistency with Programme Agreement

This Agreement prevails to the extent it is inconsistent with the Programme Agreement.

2. Appointment of Dealers

(a) **Appointment by Issuer**

In accordance with clause 14 of the Programme Agreement, the Issuer appoints ANZ,BNZ and TD Bank to each act as a Dealer in respect of the Notes on the terms set out in the Programme Agreement.

(b) **Acceptance of appointment**

Each Dealer agrees to perform and comply with all duties and obligations expressed to be assumed by a Dealer under the Programme Agreement in respect of the Notes.

(c) **Acknowledgement of termination of appointment**

Each Dealer acknowledges that such appointment will terminate upon the issue of the Notes, but without prejudice to any rights, duties or obligations of the Dealer that have arisen prior to such termination.

3. Acknowledgments by Dealers

Each Dealer acknowledges that it has received:

(a) **Copy of Programme Agreement**

a copy of the Programme Agreement; and

(b) **Copy of Information Memorandum**

a copy of the Information Memorandum for the Notes.

4. Subscription

4.1 Subscription

On 28 July 2017, or any other date as is agreed between the Issuer and each of the Dealers (the **Issue Date**):

(a) **Agreement to issue**

the Issuer agrees to issue and sell the Notes in accordance with this Agreement and the Programme Agreement; and

(b) **Agreement to subscribe severally**

each Dealer severally agrees to subscribe the Notes specified below by paying the Purchase Price for those Notes in immediately available funds in accordance with clause 4.5 of this Agreement.

Name of Dealer	Principal Amount of Notes to be Subscribed	Purchase Price
ANZ	N.Z.$116,666,666.67	N.Z.$117,303,392.86
BNZ	N.Z.$116,666,666.67	N.Z.$117,303,392.86
TD Bank	N.Z.$116,666,666.66	N.Z.$117,303,392.85
TOTAL	**N.Z.$350,000,000.00**	**N.Z.$351,910,178.57**

4.2 Pricing Supplement

The Issuer confirms that it has signed a pricing supplement (the **Pricing Supplement**) dated 26 July 2017 in connection with the issue of the Notes.

4.3 Authority to distribute

The Issuer authorises each Dealer to distribute copies of the following documents in connection with the offering and sale of the Notes in accordance with the Programme Agreement:

(a) **Information Memorandum**

the Information Memorandum for the Notes, provided that the Dealer takes reasonable steps to draw to the attention of each recipient of the Information Memorandum that, for the purposes of paragraph (a) of the section of the Information Memorandum entitled "Documents Incorporated by Reference", the statements in the section of the Information Memorandum entitled "Selling Restrictions – New Zealand" are amended and supplemented by condition 25 of the Pricing Supplement;

(b) **Pricing Supplement**

the Pricing Supplement; and

(c) **Other documents**

any other documents prepared and approved by the Issuer in connection with the Programme and the issue of the Notes.

4.4 Obligations - individual and independent

Except as expressly provided in this Agreement, the obligations of the Issuer and each Dealer under this Agreement are individual and independent and:

(a) **Obligation to comply remains**

the failure of one or more of them to comply with its or their obligations under this Agreement does not relieve any of the others of any of its or their obligations; and

(b) **No responsibility for failure of others**

no one of them is responsible for the failure of one or more of the others to comply with its or their obligations under this Agreement; and

(c) **Separate right to enforce**

each of them may separately enforce its rights against the other under this Agreement.

4.5 Payment

(a) **Agreement on how Purchase Price is payable to Issuer**

Notwithstanding clauses 4.1 and 4.4, each Dealer agrees that settlement shall take place on the following basis:

(i) TD Bank, on behalf of itself and as agent for ANZ and BNZ, will pay the aggregate Purchase Price (being, subject to paragraph (c) below, N.Z.$ 351,910,178.57) for the Notes to the Registrar through the NZClear System (via a delivery versus payment trade);

(ii) Pursuant to the Agency Agreement and the Issue Notice, the Issuer will procure that the Registrar delivers the aggregate principal amount of Notes being subscribed for pursuant to clause 4.1(b)(being, subject to paragraph (c) below, N.Z.$350,000,000 Notes) to TD Bank;

(iii) On the Issue Date (or such later date as agreed between ANZ and TD Bank), TD Bank agrees to deliver to ANZ a principal amount of Notes (to be separately agreed between ANZ and TD Bank) (the **ANZ Delivered Notes**) against payment to TD Bank from ANZ of an amount equal to the Purchase Price paid by TD Bank under clause 4.5(a)(i) for the ANZ Delivered Notes (adjusted, if required, for the agreed allocation of the Dealer fee (to be separately agreed between the Dealers)). Payment to TD Bank from ANZ for the ANZ Delivered Notes will be made through the NZClear System or in any other manner agreed to between ANZ and TD Bank;

(iv) Upon payment to TD Bank from ANZ for the ANZ Delivered Notes and the delivery of the ANZ Delivered Notes to ANZ from TD Bank under clause 4.5(a)(iii), ANZ and TD Bank will be deemed to have satisfied their respective obligations to each other in relation to the agency arrangement under clause 4.5(a)(i);

(v) On the Issue Date (or such later date as agreed between BNZ and TD Bank), TD Bank agrees to deliver to BNZ a principal amount of Notes (to be separately agreed between BNZ and TD Bank) (the **BNZ Delivered Notes**) against payment to TD Bank from BNZ of an amount equal to the Purchase Price paid by TD Bank under clause 4.5(a)(i) for the BNZ Delivered Notes (adjusted, if required, for the agreed allocation of the Dealer fee (to be separately agreed between the Dealers)). Payment to TD Bank from BNZ for the BNZ Delivered Notes will be made through the NZClear System or in any other manner agreed to between BNZ and TD Bank; and

(vi) Upon payment to TD Bank from BNZ for the BNZ Delivered Notes and the delivery of the BNZ Delivered Notes to BNZ from TD Bank under clause 4.5(a)(v), BNZ and TD Bank will be deemed to have satisfied their respective obligations to each other in relation to the agency arrangement under clause 4.5(a)(i).

(b) **Obligation of Issuer to issue**

Nothing in this clause 4.5 relieves the Issuer from the obligation to sell the Notes or the Dealers from their obligations to purchase the Notes in accordance with the other provisions of this Agreement.

(c) **Responsibility of non-defaulting Dealer**

If a Dealer becomes insolvent or otherwise unable to perform its obligations on or before the Issue Date, the Dealers who have not become insolvent or unable to perform their obligations will take up and pay for, as nearly as practicable in proportion to their respective several underwriting commitments, Notes as to which such default occurred, up to but not exceeding in the aggregate 20 per cent. of the principal amount of the Notes for which the non-defaulting Dealers were originally committed; provided, however, that if the aggregate principal amount of Notes as to which such default occurred exceeds 16.667 per cent. of the principal amount of the Notes, and arrangements satisfactory to the Dealers and the Issuer for the purchase of such principal amount of Notes as to which such default occurred have not been made within 48 hours of such default, the non-defaulting Dealers shall be entitled to terminate this Agreement without any liability on the part of any non-defaulting Dealers. Nothing herein will relieve the defaulting Dealer from liability for its default.

5. Programme Agreement

For the purposes of the Programme Agreement:

(a) **Notes are defined**

the Notes are Notes as defined in the Programme Agreement; and

(b) **Subscription Agreement under Programme Agreement**

this Agreement is a Subscription Agreement; and

(c) **Dealers under Programme Agreement**

each Dealer is a Dealer on the terms set out in the Programme Agreement; and

(d) **Acceptance of appointment under Programme Agreement**

each joint Lead Manager accepts its appointment as joint Lead Manager on the terms set out in the Programme Agreement.

6. Procedures

Notwithstanding clause 4.1(a) of the Programme Agreement, and without prejudice to clause 2, each Dealer acknowledges that the issue of Notes under this Agreement is an underwritten sale of Notes.

7. Conditions precedent

7.1 Acknowledgment

The Issuer acknowledges that each Dealer's obligation to subscribe and pay for the Notes on the Issue Date is subject to the satisfaction of the conditions precedent set out in clause 3.2 of the Programme Agreement.

7.2 Termination

If any of the conditions in clause 3.2 of the Programme Agreement is not satisfied or waived by the Issue Date, each Dealer may terminate this Agreement and each Dealer is released from its obligations under it.

8. Fees and expenses

The payment of fees (if any) and/or out-of-pocket expenses (if any) relating to the issue of Notes under this Agreement will be dealt with in a separate side letter to be dated the date of this Agreement.

9. Selling restrictions

The Issuer and each Dealer agrees that the New Zealand selling restriction set out in clause 2 of Schedule 5 of the Programme Agreement is changed for the purpose of clause 7.4 of the Programme Agreement, as follows:

"New Zealand

The Notes must not be offered for sale or subscription in New Zealand in breach of the Financial Markets Conduct Act 2013 (the **FMC Act (N.Z.)**). Notes may not be offered or sold except in compliance with all applicable laws and regulations in any jurisdiction in which they are offered, sold or delivered. No offering document in respect of any Notes may be published, delivered, or distributed in or from any country or jurisdiction except under the circumstances that will result in compliance with all applicable laws and regulations. The Issuer does not intend that the Notes be offered for sale or subscription in New Zealand as a "regulated offer" within the meaning of the FMC Act (N.Z.). Accordingly, no product disclosure statement has been prepared or will be lodged in terms of the FMC Act (N.Z.), and no person may, directly or indirectly, subscribe for, offer, sell, transfer, deliver or distribute any Information Memorandum, information, advertisement or other offering material relating to the Notes, in breach of the FMC Act (N.Z.).

Each Dealer represents and agrees, that:

(A) it has not offered, sold or transferred, and will not offer, sell or transfer, directly or indirectly, any Notes; and

(B) it has not distributed, and will not distribute, directly or indirectly, the Information Memorandum, the relevant Pricing Supplement, any other offering memorandum or document or any advertisement in relation to any offer of the Notes,

in each case in New Zealand, other than:

(a) to persons who are "wholesale investors" within the meaning of clause 3(2)(a), (c) or (d) or 3(3)(b) of Schedule 1 to the FMC Act (N.Z.), being persons who fall within one or more of the following categories of "wholesale investor":

(i) a person who is required to pay a minimum subscription price of at least N.Z.$750,000 for the Notes (disregarding any amount lent by the offeror, the Issuer or any associated person of the offeror or the Issuer) before the issue, sale or transfer of those Notes; or

(ii) a person who is:

(A) an "investment business";

(B) "large"; or

(C) a "government agency",

in each case, as defined in Schedule 1 to the FMC Act (N.Z.); or

(b) in other circumstances where there is no contravention of the FMC Act (N.Z.) (provided that Notes may not be offered, sold or transferred to any person that is a "wholesale investor" under the FMC Act (N.Z.) solely because that person is an "eligible investor" (as defined in clause 41 of Schedule 1 of the FMC Act (N.Z.)) or that person meets the investment activity criteria specified in clause 38 of Schedule 1 of the FMC Act (N.Z.)).

In addition, each Dealer represents and agrees that Notes may only be transferred to persons who hold a certificate of exemption from resident withholding tax in New Zealand, a copy of which has been submitted to the Registrar."

10. Notices

(a) **Clause 18 applies**

Clause 18 of the Programme Agreement applies to this Agreement.

(b) **Communications to Dealers and joint Lead Managers**

However, any communication to a Dealer must be sent to the address (or e-mail address) of the relevant joint Lead Manager as set out in this Agreement.

(c) **Lead Managers to give copy to relevant Dealer**

Each joint Lead Manager must give a copy of any notice it receives under this clause to the relevant Dealer.

11. Counterparts

(a) **Counterparts permitted**

This Agreement may consist of a number of copies, each signed by one or more of the parties to the Agreement.

(b) **One document**

If so, the signed copies are treated as making up the one document.

12. Governing law

Clauses 19.16 to 19.19 of the Programme Agreement apply to this Agreement.

Executed as an agreement.

Signed on behalf of
Asian Development Bank
by its authorized representative in
the presence of:

Maria A. Lomotan
Assistant Treasurer

Nicholas McBride
Counsel

Address	6 ADB Avenue Mandaluyong City 1550 Metro Manila Philippines
Telephone	+632 632 4444
E-mail	TDFD_Documentation@adb.org
Attention	Assistant Treasurer, Funding Division, Treasury Department

SIGNED for **ANZ Bank New Zealand Limited** under power of attorney in the presence of:

Signature of witness	Signature of attorney
Name of witness Claire Fisher	Dean Spicer Name of attorney
Banker Witness occupation	1 October 2011 Date of power of attorney
Auckland Place of residence	

Address	Level 10, ANZ Centre 171 Featherston Street Wellington 6011, New Zealand
Telephone	+64 4 381 9884
E-mail	dean.spicer@anz.com
Attention	Head of Debt Capital Markets

CERTIFICATE OF NON-REVOCATION OF POWER OF ATTORNEY

I, Dean Spicer of Wellington, New Zealand, currently holding the position of Head of Capital Markets, Institutional NZ, of ANZ Bank New Zealand Limited (previously known as ANZ National Bank Limited), certify –

1. That on 29 October 2012, ANZ National Bank Limited changed its name to 'ANZ Bank New Zealand Limited'.

2. That by deed dated 1 October 2011, ANZ Bank New Zealand Limited of Wellington, New Zealand appointed me its attorney.

3. That I have not received notice of any event revoking the power of attorney.

....

Signed this 26 July 2017

SIGNED for **Bank of New Zealand** under power of attorney in the presence of:

Signature of witness

Name of witness Alexander James Law

Banker

Witness occupation Auckland

Place of residence

Signature of attorney

Michael Allan Faville

Name of attorney

8 May 2015

Date of power of attorney

Signature of attorney

John Vanderbom

Name of attorney

~~26/7/2017~~

Date of power of attorney

8 May 2015

Address	Level 6, Deloitte Centre 80 Queen Street Auckland 1010, New Zealand
Telephone	+64 9 375 1391
E-mail	mike_faville@bnz.co.nz
Attention	Head of Capital Markets



CERTIFICATE OF NON-REVOCATION OF POWER OF ATTORNEY

We, **Michael Faville**, Head of Debt Capital Markets, BNZ and **John Vanderbom**, Debt Capital Markets, BNZ, both of Auckland, New Zealand, certify that:

1. by deed dated 8 May 2015, Bank of New Zealand, of Level 4, 80 Queen Street, Auckland, New Zealand, appointed us its attorneys.

2. we have not received notice of any event revoking the power of attorney.

Signed at Auckland this 26 day of July 2017

Michael Faville

Signed at Auckland this 26 day of July 2017

John Vanderbom

The Toronto-Dominion Bank

by: [signature]

Name: Thomas Irving

Title: Authorised Signatory
The Toronto-Dominion Bank

26 July 2017

Address 60 Threadneedle Street
London EC2R 8AP
United Kingdom

Telephone ++65 6500 8029

E-mail tmg@tdsecurities.com

Attention Head of Syndicate and Origination